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                                                                         Page 21



                                                                    EXHIBIT 99.1


                                       FOR IMMEDIATE RELEASE

For:  Evans Bancorp, Inc.:       Contact Susan J. Herold, Vice President
      14-16 North Main Street
      Angola, New York  14006

Phone (716) 549-1000  Fax (716) 549-0720

             EVANS BANCORP ANNOUNCES THIRD QUARTER NET INCOME GROWTH


Angola, N.Y.--October 22, 2001 - Evans Bancorp, Inc. (Nasdaq: EVBN) reported net income growth, as measured by generally accepted accounting principles, of 4.3% to $725,000 or $0.33 per share for the three months ended September 30, 2001 as compared to $695,000 or $0.32 per share for the same time period in 2000. Earnings for the nine months ended September 30, 2001 were $0.92 per share as compared to $0.87 per share for the same time period in 2000. All per share results reflect the 5 for 4 stock split distributed earlier this year.

Cash net income grew by 11.9% to $811,000 in the third quarter of 2001 from $725,000 for the same period in 2000. Cash net income excludes the effect of goodwill amortization which is a non-cash item. It does, however, include other non-cash items such as depreciation, deferred taxes and provision for credit losses. Cash net income per share was $0.37 for the three months ended September 30, 2001 as compared to $0.34 for the same time period in 2000.

President James Tilley commented, "Overall we are pleased that the Company has continued to increase net income in spite of a challenging interest rate environment. As a community bank, we have felt and will continue to feel the impact of the Federal Reserve's nine interest rate reductions amounting to 400 basis points this year, including the 50 basis point reduction on October 2, 2001. Our ability to adjust to the current interest rate environment, and our diversification into insurance and non-deposit investment products and services, have allowed us to maintain our strong growth performance through the end of the third quarter."

The M&W Agency, whose business was acquired by the Company on September 1, 2000, has contributed approximately $87,000 to net income for the third quarter and $277,000 for the nine months ended September 30, 2001. M&W Agency has accounted for a significant portion of the increase in non-interest income and non-interest expense since its purchase.

The Bank's net interest margin, a measure of net interest income relative to average assets, for the three-month period ended September 30, 2001 was 3.86% as compared to 4.23% for the same period in 2000. The decrease is partly attributable to the impact on the Bank's rate-sensitive assets by the Federal Reserve decreasing short-term interest rates 75 basis points during the third quarter of 2001.

This decrease in the net interest margin was offset by loan growth during the third quarter of 2001. Net loans (loans after provision for loan losses) have increased to $138.4 million at September 30, 2001, reflecting an increase for the quarter and nine months of 1.6% and 7.5%, respectively. Commercial loans increased to $91.0 million at September 30, 2001, reflecting an increase for the quarter and nine months of 2.2% and 12.6%, respectively. These increases in loans have resulted in a corresponding increase in the provision for loan losses.

Total deposits increased to $195.5 million at September 30, 2001 reflecting a 1.9% or $3.7 million increase for the quarter and 4.7% or $8.8 million increase for nine months. Core deposits (all deposits excluding time deposits greater than $100,000) increased to $164.3 million, reflecting an 1.8% or $2.9 million increase for the quarter and 5.3% or $8.3 million increase for nine months.

Net interest income increased $77,000, or 3.4%, for the quarter ended September 30, 2001 compared to the same period in 2000.

Attached is summary income statement and balance sheet data for Evans Bancorp, Inc.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York, which has in excess of $240.5 million in assets and in excess of $195.5 million in deposits at September 30, 2001. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with seven offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products.



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                                                                         Page 22


Evans Bancorp, Inc. common stock, under the symbol EVBN, has been listed on the Nasdaq National Market since July 9, 2001, and presently there are five market makers for the stock.

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.



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                                                                         Page 23
EVANS BANCORP, INC.
CONDENSED STATEMENTS OF INCOME

                                                       THREE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                   2001                  2000
                                             --------------        --------------
Net Interest Income                          $    2,335,584        $    2,259,018

Provision for loan losses                           139,000                60,000

Non-interest income                               1,147,114               569,626

Non-interest expense                              2,350,762             1,809,917
                                             --------------        --------------

Income before income taxes                          992,936               958,727

Income taxes                                        267,665               264,000
                                             --------------        --------------

Net Income                                   $      725,271        $      694,727
                                             ==============        ==============

Earnings per share *                         $         0.33        $         0.32

Shares used in computing
   earnings per share *                           2,199,042             2,144,178

_____
* Restated for recent 5 for 4 stock split

EVANS BANCORP, INC.
CONDENSED BALANCE SHEETS

                                              SEPTEMBER 30,         DECEMBER 31,
                                                  2001                  2000
                                             --------------        --------------
Assets
   Securities                                $   80,495,573        $   73,121,218
   Loans, net                                   138,378,340           128,779,052
   Other Assets                                  21,641,692            22,648,873
                                             --------------        --------------

Total assets                                 $  240,515,605        $  224,549,143
                                             ==============        ==============

Liabilities
   Deposits                                  $  195,515,861        $  186,701,319
   Other Liabilities                             18,172,436            12,668,752
                                             --------------        --------------

Total liabilities                               213,688,297           199,370,071
Total stockholders' equity                       26,827,308            25,179,072
                                             --------------        --------------

Total liabilities and stockholders' equity   $  240,515,605        $  224,549,143
                                             ==============        ==============

